Robert B. Nachwalter
Senior Vice President & General Counsel

VIA FACSIMILE & UPS OVERNIGHT

July 6, 2010

Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SEC Comment Letter to APAC Customer Services, Inc. regarding
Form 10-K for the Fiscal Year Ended January 3, 2010; filed March 1, 2010
Form 8-K; filed February 19, 2010; and Proxy Statement filed April 28, 2010
Your File No. 000-26786

Dear Messrs. Gilmore and Edgar:

While we have made progress in producing responses to your latest comments, we will require more time to complete all of our responses appropriately.

We anticipate responding by July 21, 2010.

Thank you for your consideration in this matter.

Sincerely,

/s/ Robert B. Nachwalter

Robert B. Nachwalter
Senior Vice President & General Counsel
APAC Customer Services, Inc.

2333 Waukegan Rd., Suite 100	v 847.236.5452
Bannockburn, Illinois 60015	f 847.236.5451
www.apaccustomerservices.com	rbnachwalter@apacmail.com